

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

<u>Via E-mail</u>
Yu Chuan Yih
President and Chief Executive Officer
LJ International Inc.
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong

> **Re: LJ International Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**

Dear Mr. Yih:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ William H. Thompson

                                    William H. Thompson
                                    Accounting Branch Chief